UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PagSeguro Files its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2025

São Paulo, April 29, 2026 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro”) announces that it filed with the U.S. Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

The report is available on the SEC’s website, at www.sec.gov, and on PagSeguro’s Investor Relations website, at https://investors.pagbank.com/.

Shareholders can obtain copies of PagSeguro’s Annual Report on Form 20-F (including its audited financial statements), free of charge, by making a request within a reasonable period of time to PagSeguro’s Investor Relations Department.

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all the following seven pillars:

•          Complete digital platform offering payments, financial services, and software fully integrated;

•          Acquirer with the most widely accepted network in Brazil, offering face-to-face, online and cross-border payments;

•          Issuer of debit, credit, and prepaid cards;

•          Complete multiple bank for individuals and companies with one or more account holders;

•          Investment platform offering public and private securities, investment funds, and a platform for trading stocks, REITs and others;

•          Insurance distribution for PIX, cards, health, home, and life; and

•          Super app with a comprehensive list of partners in telecommunications, transportation, delivery, games, and entertainment.

PagSeguro is an UOL Group Company that provides an easy, safe, and hassle-free way of owning a free digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission under PagBank brand, is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated, and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd

ir@pagbank.com

investors.pagbank.com

Media Press

+55 (11) 992-350-009

pagbank@xcombyatrevia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

PagSeguro Digital Ltd.

By:	/s/ Gustavo Bahia Gama Sechin
Name:	Gustavo Bahia Gama Sechin
Title:	Chief Financial Officer and Chief Accounting Officer